UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 22, 2020

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On September 22, 2020, the Company posted an investor presentation titled "Emergence Presentation – September 22, 2020" on the Company's website in connection with its emergence from Chapter 11 of the United States Bankruptcy Code. To access the investor presentation, investors should visit the Investor Relations section of the Company's website at www.denbury.com.

The information included in this Item 7.01, including in Exhibit 99.1, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liabilities of that Section, unless the registrant specifically states that the information is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Exchange Act or the Securities Act of 1933, as amended.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Emergence Presentation, dated September 22, 2020.
104	The cover page has been formatted in Inline XBRL.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	Denbury Inc. *(Registrant)*	
Date: September 22, 2020	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

Emergence Presentation

September 22, 2020

Cautionary Statements

Forward-Looking Statements: The data and/or statements contained in this presentation that are not historical facts are forward-looking statements, as that term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. Such forward-looking statements may be or may concern, among other things, our ability to capitalize on the reorganization process and operate successfully on a long-term basis, the extent and length of the drop in worldwide oil demand due to the COVID-19 coronavirus, the impact of resurgence of the COVID-19 case or mortality levels, or the extent to which the pandemic extends into 2021 and the economic impact of the same, financial forecasts, future hydrocarbon prices and their volatility, future liquidity sources and their adequacy to support our anticipated future activities, together with assumptions based on current and projected production levels, oil and gas prices and oilfield costs, current or future expectations or estimations of our cash flows or the impact of changes in commodity prices on cash flows, availability of capital, borrowing capacity, price and availability of advantageous commodity derivative contracts or the predicted cash flow benefits therefrom, forecasted capital expenditures, drilling activity or methods, including the timing and location thereof, the nature of any future asset purchases or sales or the timing or proceeds thereof, estimated timing of commencement of CO_2 flooding of particular fields or areas, including Cedar Creek Anticline ("CCA"), or the availability of capital for CCA pipeline construction, or its ultimate cost or date of completion, timing of CO_2 injections and initial production responses in tertiary flooding projects, development activities, finding costs, anticipated future cost savings, capital budgets, interpretation or prediction of formation details, production rates and volumes or forecasts thereof, hydrocarbon reserve quantities and values, CO_2 reserves and supply and their availability, potential reserves, barrels or percentages of recoverable original oil in place, levels of tariffs or other trade restrictions, the likelihood, timing and impact of increased interest rates, the impact of regulatory rulings or changes, outcomes of pending litigation, prospective legislation affecting the oil and gas industry, environmental regulations, mark-to-market values, competition, rates of return, estimated costs, changes in costs, future capital expenditures and overall economics, worldwide economic conditions, the likelihood and extent of an economic slowdown, and other variables surrounding operations and future plans. Such forward-looking statements generally are accompanied by words such as "plan," "estimate," "expect," "predict," "forecast," "to our knowledge," "anticipate," "projected," "preliminary," "should," "assume," "believe," "may" or other words that convey, or are intended to convey, the uncertainty of future events or outcomes. Such forward-looking information is based upon management's current plans, expectations, estimates, and assumptions and is subject to a number of risks and uncertainties that could significantly and adversely affect current plans, anticipated actions, the timing of such actions and our financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by us or on our behalf. Among the factors that could cause actual results to differ materially are fluctuations in worldwide oil prices or in U.S. oil prices and consequently in the prices received or demand for our oil and natural gas; evolving political and military tensions in the Middle East; decisions as to production levels and/or pricing by OPEC or production levels by U.S. shale producers in future periods; levels of future capital expenditures; trade disputes and resulting tariffs or international economic sanctions; success of our risk management techniques; accuracy of our cost estimates; access to and terms of credit in the commercial banking or other debt markets; fluctuations in the prices of goods and services; the uncertainty of drilling results and reserve estimates; operating hazards and remediation costs; disruption of operations and damages from well incidents, hurricanes, tropical storms, forest fires, or other natural occurrences; acquisition risks; requirements for capital or its availability; conditions in the worldwide financial, trade and credit markets; general economic conditions; competition; government regulations, including changes in tax or environmental laws or regulations; including those that could follow the November 2020 U.S. elections and unexpected delays, as well as the risks and uncertainties inherent in oil and gas drilling and production activities or that are otherwise discussed in this presentation, including, without limitation, the portions referenced above, and the uncertainties set forth from time to time in our other public reports, filings and public statements.

Statement Regarding Non-GAAP Financial Measures: This presentation also contains certain non-GAAP financial measures including adjusted EBITDAX. Any non-GAAP measure included herein is accompanied by a reconciliation to the most directly comparable U.S. GAAP measure along with a statement on why the Company believes the measure is beneficial to investors, which statements are included at the end of this presentation.

Note to U.S. Investors: Current SEC rules regarding oil and gas reserves information allow oil and gas companies to disclose in filings with the SEC not only proved reserves, but also probable and possible reserves that meet the SEC's definitions of such terms. We disclose only proved reserves in our filings with the SEC. Denbury's proved reserves as of December 31, 2018 and December 31, 2019 were estimated by DeGolyer and MacNaughton, an independent petroleum engineering firm. In this presentation, we may make reference to probable and possible reserves, some of which have been estimated by our independent engineers and some of which have been estimated by Denbury's internal staff of engineers. In this presentation, we also may refer to one or more of estimates of original oil in place, resource or reserves "potential," barrels recoverable, "risked" and "unrisked" resource potential, estimated ultimate recovery (EUR) or other descriptions of volumes potentially recoverable, which in addition to reserves generally classifiable as probable and possible (2P and 3P reserves), include estimates of resources that do not rise to the standards for possible reserves, and which SEC guidelines strictly prohibit us from including in filings with the SEC. These estimates, as well as the estimates of probable and possible reserves, are by their nature more speculative than estimates of proved reserves and are subject to greater uncertainties, and accordingly the likelihood of recovering those reserves is subject to substantially greater risk.

Denbury Overview

A Unique Energy Business

- CO_2 Enhanced Oil Recovery (EOR) is our primary focus
- Low base decline rate and low capital intensity
- CO_2 expertise and assets position Denbury to lead in Carbon Capture, Use and Storage (CCUS)

Fundamentally Geared to Crude Oil

- Industry-leading 97% oil production
- Superior crude quality (mid-30s API gravity, low sulfur)

Industry Leader in Reducing CO_2 Emissions

- Annually injecting >3 million tons of industrial sourced CO_2 into our reservoirs
- Potential to reach full carbon neutrality this decade with CCUS, including downstream scope 3 emissions

NYSE: **DEN**
Market Cap: **$0.9B**
Enterprise Value: **$1.2B**


Rocky Mountain Region

2Q20 Production
50,190 BOE/d

YE19 Proved O&G Reserves
230 MMBOE

YE19 Proved CO_2 Reserves
5.9 Tcf


Plano HQ
Gulf Coast Region
Current CO2 Pipelines
Planned CO2 Pipelines
Denbury Owned Fields
CO2 Sources

Strategically Advantaged Operations

- Vertically integrated CO_2 supply and distribution network with >1,000 miles of CO_2 pipelines
- Cost structure largely independent from industry
- Asset base diversity mitigates single basin risk

Value Sustaining Organic Growth Upside

- Over 1B BOE proved + EOR and exploitation potential
- Ability to generate significant free cash flow at a low $40s oil price

Positioned for the Future

- Delevered balance sheet provides significant flexibility
- Strategic focus aligned with the Energy Transition

The CO_2 EOR Process

CO_2 Enhanced Oil Recovery (EOR) can produce nearly as much oil from a reservoir as was produced in either primary or secondary recovery

CO_2 EOR Process Overview



CO2 Injection Well
Recycled CO2
Oil Sales
Source CO2
from Natural or Industrial Sources
CO2 Recycle Facility
Production Well
Oil Reservoir

CO_2 is injected into the reservoir, moves through the reservoir, and combines with oil that it contacts	The CO_2/oil combination then continues moving through the reservoir and into nearby production wells	Once on the surface, the oil and CO_2 are separated, the oil is processed for sale and the produced CO_2 is recycled into the reservoir along with supplemental source CO_2	Nearly all of the source CO_2 volume used in EOR operations is ultimately stored in secure underground containment

Example Recovery of Original Oil in Place



Primary ~20%
Secondary (Waterfloods) ~18%
CO2 EOR (Tertiary) ~17%

Significant CO_2 EOR Potential in the U.S.

Denbury's assets and pipeline infrastructure are well positioned in key EOR potential basins

33-83 Billion Barrels of Technically Recoverable Oil[1,2]	
Permian	9-21
East & Central Texas	6-15
Mid-Continent	6-13
California	3-7
South East Gulf Coast	3-7
Rockies	2-6
Other	0-5
Michigan/Illinois	2-4
Williston	1-3
Appalachia	1-2



2.8 to 6.6
Billion Barrels
Rocky Mountain Region(2)
MT
ND
WY
Denbury's fields represent ~10% of total potential(3)
MS
TX
LA
3.7 to 9.1
Billion Barrels
Gulf Coast Region(2)
Existing Denbury CO2 Pipelines
Planned Denbury CO2 Pipeline
CO2 Pipeline owned by Others
Denbury owned oil fields
CO2 Source Owned or Contracted

1) Source: 2013 DOE NETL Next Gen EOR.
2) Total estimated recoveries on a gross basis utilizing CO_2 EOR.
3) Using approximate mid-points of ranges, based on a variety of recovery factors.

Gulf Coast Region


MS
Tinsley
Jackson Dome
Delhi
Heidelberg
Mature Area
Martinville
Soso
Eucutta
W. Yellow Creek
Brookhaven
Cranfield
Mallalieu
Little Creek
McComb
LA
TX
Green Pipeline ~320 Miles
Nutrien
~90 Miles Cost: ~$220MM
Conroe
Webster
Thompson
Manvel
Air Products
Oyster Bayou
Hastings
Gulf of Mexico
Denbury Operated CO_2 Pipelines
Denbury Planned CO_2 Pipelines
Naturally-Occurring CO_2 Source
Industrial CO_2 Sources
Denbury Owned Fields – Current CO_2 Floods
Denbury Owned Fields – Potential CO_2 Floods
Fields Owned by Others – CO_2 EOR Candidates

YE19 Reserves Summary[1] (MMBOE)

Proved + Tertiary Potential	
Tertiary Reserves	
Proved	118
Potential	277
Non-Tertiary Reserves	
Proved	21
Total MMBOE[2]	**416**

Proved + Tertiary Potential by Field[3]	
Mature Area	25
Conroe	130
Delhi	20
Hastings	30 – 65
Heidelberg	25
Manvel	10
Oyster Bayou	20
Tinsley	25
Thompson	20 – 40
Webster[4]	40 – 75
W. Yellow Creek	5

Note: See "Slide Notes" on slide 20 in the appendix to this presentation for footnote explanations.

Rocky Mountain Region



MT
ND
WY
CCA CO_2 Pipeline
~105 Miles
Cedar Creek Anticline Area (CCA)
Gas Draw
Bell Creek
Greencore Pipeline
232 Miles
Lost
Cabin
(COP)
Hartzog Draw
Salt Creek
Grieve
Shute
Creek
(XOM)
Denbury Operated CO_2 Pipelines
Denbury Planned CO_2 Pipelines
CO_2 Pipelines Owned by Others
CO_2 Resources Owned or Contracted
Denbury Owned Fields – Current CO_2 Floods
Denbury Owned Fields – Potential CO_2 Floods
Fields Owned by Others – CO_2 EOR Candidates

YE19 Reserves Summary[1] (MMBOE)

Proved + Tertiary Potential	
Tertiary Reserves	
Proved	21
Potential	538
Non-Tertiary Reserves	
Proved	71
Total MMBOE[2]	**630**

Proved + Tertiary Potential by Field[3]	
Bell Creek	30
Cedar Creek Anticline Area	400 – 500
Gas Draw	10
Grieve	4
Hartzog Draw	30 – 40
Salt Creek	25 – 35

Note: See "Slide Notes" on slide 20 in the appendix to this presentation for footnote explanations.

New Denbury: Positioned for the Future

"We are better positioned to compete in a dynamic and evolving energy market and capitalize on the many opportunities ahead, including leveraging our expertise and our strategic assets into an emerging carbon capture, use and storage business ."

– Chris Kendall

*Restructured Denbury can generate **significant free cash flow** at a low $40s oil price*

Management & Corporate Structure

4 new and 3 continuing Board members

No changes to **management team**

Renamed to **Denbury Inc.** and new NYSE ticker: **DEN**

Strong Balance Sheet & Financial Discipline

Maintaining a **conservative balance sheet** is a top priority

Disciplined approach to **capital allocation and cost control**

Strategic Growth & Acquisitions

Positioned to be an **opportunistic aggregator of assets** that align with our strategy

Delevered balance sheet creates significant flexibility

Leader in Reducing CO_2 Emissions

Annually **injecting >3 million metric tons of industrial-sourced CO_2** into our reservoirs

Potential to reach **full carbon neutrality** this decade with CCUS, **including downstream Scope 3 emissions**

Untapped potential in CO_2 EOR & Emerging CCUS Business

CCA CO_2 EOR development is our key organic growth opportunity; plan to move forward as soon as practical

CCUS Gulf Coast opportunities are materializing rapidly; plan to leverage our infrastructure and expertise to be a leader in this emerging business

Carbon Capture, Use and Storage (CCUS) Overview

CCUS – both through CO_2 EOR or direct CO_2 injection – is a proven technology with the potential for safe, long-term, deep underground containment of hundreds of millions of tons of industrial sourced CO_2



CO2 Used in EOR & Stored
Natural or Industrial CO2
CO2 pipeline
Inject CO2 into Oilfield
CO2 Recycled & Stored
CO2 Injection Well
Source CO2
Recycled CO2
Oil Sales
CO2 Recycle Facility
Production Well
CO2 Directly Stored
Industrial CO2
CO2 pipeline
Inject CO2 into Saline Formations
CO2 Stored
CO2 Injection Well
Source CO2
Geologic storage in saline formations

A proven process

CCUS is an effective, low cost solution using existing, proven processes and technology

Experience gained from decades of safe CO_2 EOR operations translates directly into safe CCUS operations

Reduces atmospheric CO_2

CCUS has the potential to drive a significant reduction in atmospheric CO_2 emissions

The NPC's 2019 CCUS report identified a reasonable path where the volume of CO_2 captured in the U.S. would increase over the next 15 years to ~150 million tons per year, >500% above current levels

Supported by government policy

CCUS policy has bipartisan support and is critical to providing the economic and legal framework for investment in CCUS projects

The 45Q tax credit structure provides the capturing parties a tax credit of $35/ton for CO_2 used in EOR operations and $50/ton for CO_2 directly stored in geologic formations

Source: National Petroleum Council (NPC) 2019 Report, Meeting the Dual Challenge: A Roadmap to At-Scale Deployment of Carbon Capture, Use and Storage

Denbury is Strategically Positioned to Lead in CCUS

20+ years of CO_2 EOR experience gives Denbury a significant head start

Advantaged Assets & Expertise

- Strategically located, 100% owned Green CO_2 pipeline along the Gulf Coast can transport >800 MMcf/d (>16 MM tons/year) of CO_2
- Extensive (>1,000 miles) pipeline network ideally suited for transporting captured CO_2 to either EOR or permanent storage sites
- Multiple CO_2 sources and destinations across our infrastructure provide the necessary operational flexibility to ensure reliable CCUS operations
- Proven expertise in:
  - Identification and evaluation of geologic targets for safe and secure CO_2 storage
  - Planning, constructing, and safely operating CO_2 pipelines and processing infrastructure
  - Safely and efficiently injecting CO_2 and monitoring underground



LA
MS
TX
Green Pipeline
~320 Miles
>800 MMcf/d
>16 MM tons CO2/year
Mississippi River
Nutrien
Existing CO2 Source
Air Products
Existing CO2 Source
CO2 Emission Sites
Potential CO2 Sources
Houston Energy Corridor
Gulf of Mexico
Denbury Owned Fields – Current CO2 Fields
Denbury Owned Fields – Potential CO2 Fields
Contracted Industrial CO2 Sources
Potential Industrial CO2 Sources

*~36 MM tons / year of CO_2 are currently emitted within **~5 miles of Denbury's Green Pipeline**[(1)] **corridor**, with significant additional development planned*

*Through its extensive EOR experience Denbury is an **industry leader** in the use of **4D seismic imaging** to **identify and monitor** placement of CO_2 in underground reservoirs*



1) 2017 EPA Greenhouse Gas Reporting Program data.

Reorganization Key Accomplishments & Timeline

Key Accomplishments of Reorganization

- **Eliminated $2.1 billion in bond debt**
- **Reduced cash interest by $165 million annually (~$9/BOE)**
- **All pre-restructuring lender banks supported Denbury during the process and upon exit**

Pre-packaged plan supported a fast and efficient process

July 28	July 30	Sept 2	Sept 18
Entered in Restructuring Support Agreement (RSA) with banks, second lien and convertible noteholders	Filed pre-packaged reorganization plan under Chapter 11	Court Confirmed Plan of Reorganization	Emerged from Chapter 11 Proceedings

Debt Restructuring Highlights

Eliminated $2.1 billion in bond debt and reduced annual cash interest by $165 million



Pre-Restructuring
Post-Restructuring
Pro forma TTM leverage ratio 0.5x(1)
$2,490
$246
$226
$1,593
$160
$265
$2.1 billion in Debt Converted to New Equity and/or Warrants
$257(2)
$117
$140
6/30/2020
9/18/2020 Emergence Date(3)
(in millions, unless otherwise noted)
Sr. Secured Credit Facility
Pipeline / Capital Lease Debt
Sr. Secured 2nd Lien Notes
Convertible Sr. Notes
Sr. Subordinated Notes

Capital Structure Overview

New Equity Summary

- Initial 50 million shares outstanding
- Holders of Second Lien Notes received 95% of new equity
- Holders of Convertible Notes received 5% of new equity plus 100% of Series A Warrants[4]
- Holders of Sr. Sub. Notes received ~55% of Series B Warrants[4]
- Existing Shareholders received ~45% of Series B Warrants[4]

New Sr. Secured Credit Facility

- $575 million borrowing base
- $382 million availability after $53 million LCs
- Semi-annual redeterminations beginning May 1, 2021
- Maturity Date: January 30, 2024
- Covenants:
  - Total Debt / EBITDAX: < 3.50x at 12/31/2020
  - Current Ratio: > 1.00x at 12/31/2020

1) Calculated based on estimated net debt balance as of Emergence Date of 9/18/20 divided by 6/30/20 TTM Adjusted EBITDAX. Adjusted EBITDAX is a non-GAAP measure; see slide 22 indicating why the Company believes this non-GAAP measure is useful for investors.
2) Pipeline / Capital Lease Debt amount at the Emergence Date represents preliminary estimates. On August 7, 2020, the counterparty to the NEJD Pipeline debt drew $41 million under a letter of credit provided by Denbury under its bank credit facility, thereby reducing the NEJD Pipeline debt balance. Reinstatement or immediate payment in full of Genesis NEJD Pipeline debt (and terms thereof) is in dispute with the counterparty, Genesis, with a status conference before the Bankruptcy Court scheduled for October 1, 2020.
3) Emergence date of 9/18/20 represents the effective date of the Joint Chapter 11 Plan of Reorganization as filed on July 30, 2020.
4) Series A Warrants represent rights to purchase 2.6 MM shares at $32.59 per share and Series B Warrants represent rights to purchase 2.9 MM shares at $35.41 per share.

Continued Strong Governance with a Post-Reorganization Board

Governance

Strong corporate governance is essential to fulfilling our obligations to our stakeholders and to operating as a responsible corporate citizen

- **6 out of 7** directors are independent, including independent Chairman of the Board
- Long-standing **female board representation** since 2012
- ISS Governance **Rating of "2"** (out of 10) September 2020
- **Code of Conduct and Ethics Rated "A"** by NYSE Governance Services (Top 1%)
- **4 new and 3 continuing** members

3 Continuing Board Members



Dr. Kevin Meyers
Director Since 2011
Chairman of the Board and Compensation Committee



Chris Kendall
Joined Denbury in 2015
Director, President and Chief Executive Officer



Lynn Peterson
Director Since 2017
Nominating/Corporate Governance and Audit Committee*

4 New Board Members



Anthony Abate
New Director 2020
Audit and Compensation Committee*



Caroline Angoorly
New Director 2020
Nominating/Corporate Governance Committee



James Chapman
New Director 2020
Compensation and Nominating/Corporate Governance Committee*



Brett Wiggs
New Director 2020
Audit Committee

See full biographies for the Board Members at www.denbury.com

*Reflects Committee Chairperson

An Industry Leader in Reducing CO_2 Emissions

Environment

The only U.S. public company of scale where injecting CO2 into the ground to produce oil is our primary business

Combined Scope 1 and Scope 2 CO_2 Emissions Net Negative

Average of 2018 and 2019

Combined Scope 1 & 2 Emissions		*Captured Industrial-Sourced CO_2*		*<u>Net Negative</u> CO_2 Emissions*
1.8 million metric tons	–	**3.2 million metric tons**	=	**– 1.4 million metric tons**



Natural CO_2
Industrial CO_2
Transport via Pipeline
Inject CO_2 into Oilfield
CO_2 Recycled & Stored



CO_2 Injection Well
Source CO_2
Recycled CO_2
Oil Sales
CO_2 Recycle Facility
Production Well

~30% of our CO_2 is industrial sourced

We utilized **3.2 million metric tons** (2018-2019) of industrially sourced CO_2 that could otherwise have been released into the atmosphere



CO_2

=

Annual greenhouse gas emissions from almost **700,000** cars



Committed to Operating Safely and Responsibly

Social

We maintain a long-standing commitment to the highest standards for the safety and development of our employees, contractors and local communities

- **Achieved our best** Total Recordable Incident Rate (**TRIR**) **in 2019;** on track for **further improvement** in 2020
- Safety targets explicitly **tied to executive compensation**
- **Comprehensive training and development program** including safety, leadership, and diversity training
- **Matched >$250,000 employee charitable donations** over last 6 years
- CEO is the 2020/2021 **Chair of Dallas Board of the American Heart Association**



Total Recordable Incident Rate (TRIR)
2
1.5
1
0.5
0
2014
2015
2016
2017
2018
2019

Recipient of the 2018
Excellence in Safety Award
by North Dakota Petroleum Council

Consistent sustainability reporting (2014-2019) in accordance with GRI Standards

Our most recent Corporate Responsibility Report can be accessed on our website at: ***csr.denbury.com***

Hedge Portfolio – As of September 21, 2020

			2020		2021	2022
			2H	FY	FY	1H
Fixed Price Swaps	WTI NYMEX	***Volumes Hedged (Bbls/d)***	***13,500***	***10,641***	***5,000***	***3,000***
		Swap Price[1]	$40.52	$41.46	$44.27	$44.52
	Argus LLS	***Volumes Hedged (Bbls/d)***	***7,500***	***6,754***	–	–
		Swap Price[1]	$51.67	$53.43	–	–
3-Way Collars	WTI NYMEX	***Volumes Hedged (Bbls/d)***	***9,500***	***13,354***	–	–
		Sold Put Price[1][2]	$47.93	$48.07	–	–
		Floor Price[1]	$57.00	$57.02	–	–
		Ceiling Price[1]	$63.25	$63.11	–	–
	Argus LLS	***Volumes Hedged (Bbls/d)***	***5,000***	***6,740***	–	–
		Sold Put Price[1][2]	$52.80	$52.85	–	–
		Floor Price[1]	$61.63	$61.71	–	–
		Ceiling Price[1]	$70.35	$69.35	–	–
		Total Volumes Hedged	**35,500**	**37,489**	**5,000**	**3,000**
		% of 2Q20 Volumes (BOE/d)	**71%**	**75%**	**10%**	**6%**

		2H 2020	FY 2020	FY 2021	1H 2022
Weighted Averages	**Fixed Price Swaps – Weighted Avg. Price (WTI NYMEX)**	**$40.52**	**$41.46**	**$44.27**	**$44.52**
	Fixed Price Swaps – Weighted Avg. Price (Argus LLS)	**$51.67**	**$53.43**	**–**	**–**
	3-Way Collars – Weighted Avg. Floor Less Sold Put (All)	**$8.99**	**$8.92**	**–**	**–**

Required Hedging Under Credit Facility[3]

% of Proved Developed Producing (PDP) production

- **65%** *(8/1/20-7/31/21)*
- **35%** *(8/1/21-7/31/22)*

1) Averages are volume weighted.
2) If oil prices were to average less than the sold put price, receipts on settlement would be limited to the difference between the floor price and sold put price.
3) The Company has until 12/31/20 to complete the required hedging under the Senior Secured Credit Facility.

Industry-Leading Oil Weighting



Denbury
97% Oil
2Q20
% Liquids Production
Oil Production
NGL Production
Peer Average
67% Liquids
Peer Average
52% Oil
57%
62%
60%
63%
47%
51%
67%
61%
33%
63%
48%
36%
37%
47%
DNR (1)
Peer A
Peer B
Peer C
Peer N
Peer D
Peer F
Peer G (1)
Peer E
Peer H
Peer J (1)
Peer I
Peer K
Peer M
Peer L (1)

Source: Company filings for the second quarter ended 6/30/2020. Peers include CLR, CRC, CXO, DVN, LPI, MRO, MUR, NBL, OAS, PDCE, PXD, SM , WLL and WPX.

1) NGL production is not reported separately for this entity.

Our Vision

To be recognized as the world leader in CO_2 Enhanced Oil Recovery, significant in scale, financially secure, and strategically positioned through our expertise and our assets to lead the industry in the emerging Carbon Capture, Use and Storage (CCUS) business



Appendix

Slide Notes

Slide 6 – Gulf Coast Region

1) Proved tertiary and non-tertiary oil and natural gas reserves based upon year-end 12/31/19 SEC pricing and have not been adjusted for the March 2020 sale of half of the Company's working interest position in Webster, Thompson, Manvel and East Hastings totaling 4.1 million barrels of non-tertiary reserves. Potential includes probable and possible tertiary reserves estimated by the Company as of 12/31/19, using the mid-point of ranges, based upon a variety of recovery factors and long-term oil price assumptions, which also may include estimates of resources that do not rise to the standards of possible reserves. See slide 2, "Cautionary Statements" for additional information.
2) Total reserves in the table represent total proved plus potential tertiary reserves, using the mid-point of ranges, plus proved non-tertiary reserves, but excluding additional potential related to non-tertiary exploitation opportunities.
3) Field reserves shown are estimated proved plus potential tertiary reserves.
4) Potential tertiary oil reserves represent 100% of Denbury's current working interest in Webster. Any future tertiary development would be subject to elective partner participation that would result in a reduction of Denbury's current working interest.

Slide 7 – Rocky Mountain Region

1) Proved tertiary and non-tertiary oil and natural gas reserves based upon year-end 12/31/19 SEC pricing. Potential includes probable and possible tertiary reserves estimated by the Company as of 12/31/19, using the mid-point of ranges, based upon a variety of recovery factors and long-term oil price assumptions, which also may include estimates of resources that do not rise to the standards of possible reserves. See slide 2, "Cautionary Statements" for additional information.
2) Total reserves in the table represent total proved plus potential tertiary reserves, using the mid-point of ranges, plus proved non-tertiary reserves, but excluding additional potential related to non-tertiary exploitation opportunities.
3) Field reserves shown are estimated proved plus potential tertiary reserves.

Non-GAAP Measures

Reconciliation of net income (loss) (GAAP measure) to adjusted EBITDAX (non-GAAP measure)

	2019					2020		
In millions	Q1	Q2	Q3	Q4	FY	Q1	Q2	TTM
Net income (loss) (GAAP measure)	($26)	$147	$73	$23	$217	$74	($697)	($528)
Adjustments to reconcile to Adjusted EBITDAX								
Interest expense	17	20	23	21	82	20	21	84
Income tax expense (benefit)	(11)	65	37	13	104	(11)	(102)	(63)
Depletion, depreciation, and amortization	57	58	55	63	234	97	55	271
Noncash fair value losses (gains) on commodity derivatives	92	(26)	(35)	64	94	(122)	86	(8)
Stock-based compensation	3	4	3	3	12	2	1	9
Gain on debt extinguishment	—	(100)	(6)	(50)	(156)	(19)	—	(75)
Write-down of oil and natural gas properties	—	—	—	—	—	73	662	735
Severance-related expense	—	—	—	19	19	—	2	21
Noncash, non-recurring and other[1]	6	1	(5)	(1)	1	2	11	9
Adjusted EBITDAX (non-GAAP measure)	$138	$169	$145	$155	$607	$116	$39	$455

1) Excludes pro forma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility.

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income, the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are non-recurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in its industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income, cash flow from operations, or any other measure reported in accordance with GAAP. Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner.